SECURITIE[illegible] N

10025868

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 53416

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-9 (MM/DD/YY) AND ENDING 12-31-09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SILVER PORTAL CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6909 VIA DE SANTA FE
(No. and Street)

RANCHO SANTA FE (City) CA (State) 92067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BURLAND EAST 858 353 4310
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KONJA & ASSOCIATES
(Name – *if individual, state last, first, middle name*)

2020 CAMINO DEL RIO NORTH, SAN DIEGO CA 92108
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Borland East, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Silver Portal Capital, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

CHARLES J. CETOLA
COMM. # 1764395
NOTARY PUBLIC - CALIFORNIA
SAN DIEGO COUNTY
MY COMM. EXP. SEPT. 25, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SILVER PORTAL CAPITAL, LLC
ANNUAL FILING IN ACCORDANCE
WITH RULE 17a-5

For the Years ended December 31, 2009 and 2008

TOGETHER WITH INDEPENDENT AUDITORS' REPORT THEREON

SILVER PORTAL CAPITAL, LLC

TABLE OF CONTENTS

Konja & Associates
Certified Public Accountants

2020 Camino del Rio North, Suite 500
San Diego, CA 92108
Telephone (619) 299-0285
Fax (619) 237-5177

INDEPENDENT AUDITORS' REPORT

Members of
Silver Portal Capital, LLC
San Diego, California

We have audited the accompanying statements of financial condition of Silver Portal Capital, LLC (the "Company"), a California limited liability corporation as of December 31, 2009 and 2008, and the related statements of operations, changes in members' capital, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Silver Portal Capital, LLC as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company has suffered significant losses and has substantially reduced its net capital. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 9. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concem.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 11 through 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CPA

San Diego, California
January 27, 2010

Konja & Associates
Certified Public Accountants

SILVER PORTAL CAPITAL, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2009 and 2008

ASSETS

ASSETS	2009	2008
Current assets:		
Cash and cash equivalents	$ 18,010	$ 419,145
Accounts receivable, net (Note 3)	–	11,012
Prepaid expenses	–	17,094
Total current assets	18,010	447,251
Long-term assets:		
Property and equipment, net (Note 4)	1,923	156,131
Deposits	–	23,194
Investment in subsidiary (Note 5)	–	144,867
Total long-term assets	1,923	324,192
Total assets	$ 19,933	$ 771,443

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES	2009	2008
Current liabilities:		
Accounts payable	$ 776	$ 8,676
Total current liabilities		8,676
Long-term liabilities	–	–
Total liabilities	776	8,676
Commitments and contingencies (Note 6)		
MEMBERS' CAPITAL		
Members' capital	19,157	762,767
Total liabilities and members' capital	$ 19,933	$ 771,443

The accompanying notes are an integral part of the financial statements.

SILVER PORTAL CAPITAL, LLC
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2009 and 2008

	2009	2008
Revenue:		
Fee revenue	$ 15	$ 358,625
Total revenue	15	358,625
Costs and expenses:		
General and administrative	486,175	1,594,120
Total cost and expenses	486,175	1,594,120
Other income	–	41,242
Loss on abandonment of fixed assets	(148,589)	–
Loss on investment	(144,867)	(1,147)
Loss before provision for income taxes	(779,616)	(1,195,399)
Provision for income tax	800	800
Net loss	$ (780,416)	$ (1,196,199)

The accompanying notes are an integral part of the financial statements.

SILVER PORTAL CAPITAL, LLC
STATEMENTS OF CHANGES IN MEMBERS' CAPITAL
For the Years Ended December 31, 2009 and 2008

	Total
Balance at December 31, 2007	$ 1,498,966
Contributions	460,000
Net loss	(1,196,199)
Balance at December 31, 2008	$ 762,767
Contributions	36,806
Net loss	(780,416)
Balance at December 31, 2009	$ 19,157

The accompanying notes are an integral part of the financial statements.

SILVER PORTAL CAPITAL, LLC
STATEMENTS OF CASH FLOWS
For the Years ended December 31, 2009 and 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (780,416)	$ (1,196,199)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	5,619	27,299
Loss on abandonment of fixed assets (See note 4)	148,589	–
Loss on investment in subsidiary	144,867	–
Other assets	23,194	–
Change in certain assets and liabilities:		
Decrease (increase) in assets:		
Accounts receivable	11,012	596,793
Other assets	17,094	477
Accounts payable and other liabilities	(7,900)	(103,208)
Net cash used in operating activities	(437,941)	(674,838)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital expenditure	–	(4,519)
Investment in subsidiary	–	1,147
Net cash used in investing activities	–	(3,372)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions	36,806	460,000
Net cash provided by financing activities	36,806	460,000
Net decrease in cash and cash equivalents	(401,135)	(218,210)
Cash and cash equivalents at beginning of year	419,145	637,355
Cash and cash equivalents at end of year	$ 18,010	$ 419,145
Supplemental disclosure of noncash flow information:		
Cash paid during the year for:		
Taxes	$ 800	$ 800
Interest	$ –	$ –

The accompanying notes are an integral part of the financial statements.

NOTE 1 - ORGANIZATION

Silver Portal Capital, LLC (the "Company") was incorporated in California in September 2000 as Burland East, LLC. On May 29, 2001, the Company changed its name to Silver Portal Capital, LLC. The Company began doing business on October 18, 2001 as a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company operates as a fully disclosed broker-dealer pursuant to the exemptive provisions of SEC Rule 15c3-3 subparagraph (k)(2)(I). To maintain this exemption, the Company does not hold customer funds and/or securities. In 2009, the company relocated its offices from Del Mar to Rancho Santa Fe.

NOTE 2 - ACCOUNTING POLICIES

The financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents include amounts on deposit with financial institutions and investments maturing within 90 days when purchased.

Fee revenue, which results from the Company providing investment advisory services for the sale of limited partnership or membership interests under private offerings in the real estate industry and the structuring of joint ventures, are recorded as they are earned.

Other income consists primarily of reimbursement of operating expenses from clients' reimbursement of direct expenses.

Concentration of Credit Risk

The Company has cash on deposit with banks in excess of federally insured limits. Effective October 3, 2008, the Federal Insurance Deposit Corporation (FDIC) raised the insured limit from $100,000 to $250,000. As of December 31, 2009 and 2008, the uninsured cash balance was approximately $0 and $169,145, respectively. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk with respect to its cash and cash equivalents.

NOTE 3 – ACCOUNTS RECEIVABLE

The company has no accounts receivable as of December 31, 2009. In 2008, the Company decided that the items identified in the allowance for doubtful accounts were in fact uncollectible and removed all $18,277 from the financial statement presentation, thereby decreasing the accounts receivable to $11,012 and the allowance for doubtful accounts to zero.

	2009	2008
Accounts receivable	$ –	$ 11,012
Allowance for doubtful accounts	–	–
Accounts receivable, net	$ –	$ 11,012

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed over the estimated useful life of the depreciable asset, ranging from three to thirty-nine years, using either the straight-line or declining balance methods. The depreciation expense for the years ended December 31, 2009 and 2008 is $5,619 and $27,299, respectively. During 2009, the Company entered into and finalized negotiations with the landlord to terminate the existing office lease. A lease termination agreement was signed on March 31, 2009. Under the terms of the lease termination agreement, the Company settled its full obligation under the lease by 1) paying the landlord an agreed upon sum of $130,000; 2) relinquishing its security deposit in the amount of $18,194 to the landlord; and 3) transferring ownership of the furniture and tenant improvements (having a combined net book value of $148,589). Property and equipment consists of the following at December 31:

	2009	2008
Computer and related equipment	$ 33,393	$ 64,789
Furniture and fixtures	–	122,325
Leasehold improvements	–	163,815
Accumulated depreciation and amortization	(31,470)	(194,798)
Property and equipment, net	$ 1,923	$ 156,131

NOTE 5 - INVESTMENT IN SUBSIDIARY

During 2007, the Company, in a joint venture, created SPC Laguna Senior, LLC, a special purpose entity, to develop age-qualified housing in the future. The Company had contributed $150,000 and is the managing member. During 2009, the joint venture dissolved and the investment in subsidiary was recognized as a loss.

	2009	2008
Capital	$ 144,867	$ 150,000
Organizational costs	–	4,950
Net loss	(144,867)	(10,083)
Investment in subsidiary	$ –	$ 144,867

NOTE 6 - COMMITMENTS AND CONTINGENCIES

During the year ended December 31, 2005, the Company signed a new seven-year lease for its office location. The term of the lease include a five-year renewal option. The lease includes a 3% per year increase to the base rent of $18,194 per month. The Company generally pays taxes, insurances, and maintenance expenses related to the leased facilities. Gross rent expense was $51,474 and $198,984 for the years ended December 31, 2009 and 2008, respectively.

During 2009, the Company entered into and finalized negotiations with the landlord to terminate the existing office lease. A lease termination agreement was signed on March 31, 2009. Under the terms of the lease termination agreement, the Company settled its full obligation under the lease by 1) paying the landlord an agreed upon sum of $130,000; 2) relinquishing its security deposit in the amount of $18,194 to the landlord; and 3) transferring ownership of the furniture and tenant improvements.

NOTE 6 - COMMITMENTS AND CONTINGENCIES (con't)

In February 2005, the Company entered into a contract with one of its clients to locate an investor for a joint venture. In May 2005, an Investor was located by the Company and a joint venture was created between the Investor and the Company's client to purchase real estate together. The Company receives a 2% fee for real estate acquired (up to $125 million) through the joint venture. The Company has completed its services with respect to the contract and therefore under GAAP and FASB 5 must recognize the associated revenue. The contract is structured as such to allow the investor an opportunity to unwind the contract should they be unsatisfied with the arrangement. In the event the Investor exercises his right to unwind the transaction within 5 years, the Company would be obligated to return a portion of the fees earned plus 8% interest. This contingent liability is calculated as follows: a) to return 100% of the fees earned if joint venture dissolved within year one of the transaction closing date of May 13, 2005. b) to return 80% if dissolved in year two, 60% in year three, 40% in year four, 20% in year five, and zero thereafter. As of December 31, 2009 and 2008, the joint venture has not purchased any new real estate properties and accordingly has not recorded any related revenue. Based on Management's experience and the fact that the joint venture is 83% complete, as of December 31, 2009 and 2008, Management feels that the chances are remote that the Investor will unwind the transaction. Based on the real estate purchases thus far, the contingent liability due to the client as of December 31 is as follows:

	Contractual Contingent Liability	Contingent Interest	Total Contingent Liability
2009	$ 621,478	$ 198,873	$ 820,351
2010	205,361	65,716	271,077

NOTE 7 -INCOME TAXES

Effective May 29, 2001, the Company elected to be taxed as a Limited Liability Corporation (LLC). Accordingly, revenues and expenses are reported on the members' individual income tax returns, and no provision for federal income taxes is included in the Company's financial statements. The $800 and $800 income tax provision represents the California LLC and minimum franchise tax paid by the Company in 2009 and 2008.

NOTE 8 - NET CAPITAL REQUIREMENTS

Under SEC Rule 15c3-1(a)(2), the Company is required to maintain a minimum net capital of $5,000, and shall not permit its aggregate indebtedness to all other persons to exceed 800% of its net capital. As of December 31, 2009 and 2008, the Company had net capital of $16,874 and $402,086, respectively. This was $11,874 in excess of its required net capital for 2009 and $397,086 for 2008. The Company's net capital ratio was 5% as of December 31, 2009 and 2% as of December 31, 2008. (See supplementary information for calculations).

NOTE 9 - GOING CONCERN

Based on the Company's declining revenue sources, the shrinking of the credit markets, the reduction of all of the employees of the company and the current state of the economic market, we have reasonable doubt of the company's ability to continue as a going concern. Management believes by downsizing and decreasing its monthly expenditures, it will enhance the company's ability to continue as a going concem.

SUPPLEMENTARY INFORMATION

SILVER PORTAL CAPITAL, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009 and 2008

	2009	2008
Total assets	$ 19,933	$ 771,443
Total liabilities	776	8,676
Total shareholder's equity	19,157	762,767
Less non-allowable assets:		
Prepaid expense	–	17,094
Deposit	–	23,194
Property and equipment	1,923	156,131
Accounts receivable	–	11,012
Equity investment	–	144,867
	1,923	352,298
Haircut on securities	360	8,383
Net capital	$ 16,874	$ 402,086
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (6-2/3% of aggregate indebtedness of $5,000 whichever is greater)	$ 5,000	$ 5,000
Net capital in excess of amount required	$ 11,874	$ 397,086
Aggregate indebtedness	$ 776	$ 8,676
Ratio of aggregate indebtedness to net capital	5%	2%
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART IIA OF FROM X-17A-5)		
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 17,907	$ 402,886
Adjustments, net:		
Accrued liabilities	(800)	(800)
Accounts receivable	(233)	–
Net capital, as adjusted	$ 16,874	$ 402,086

SILVER PORTAL CAPITAL, LLC
COMPUTATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Years Ended December 31, 2009 and 2008

The Company is exempt from the Reserve Requirement of Rule 15c3-3 under the (k)(2)(I) exemptive provision.

SILVER PORTAL CAPITAL, LLC
INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
For the Years Ended December 31, 2009 and 2008

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(I) exemptive provision.

Konja & Associates
Certified Public Accountants

2020 Camino del Rio North, Suite 500
San Diego, CA 92108
Telephone (619) 299-0285
Fax (619) 237-5177

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Members of
Silver Portal Capital, LLC
San Diego, California

In planning and performing our audits of the financial statements of Silver Portal Capital, LLC as of December 31, 2009 and 2008, we considered its internal controls, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal controls or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal controls would not necessarily disclose all matters in the internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements do not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment and its operation that we considered to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Silver Portal Capital for the years ended December 31, 2009 and 2008, and this report does not affect our report thereon dated January 27, 2010.

As a result of the Company's small size, the assignment of job responsibilities does not provide an adequate segregation of duties. Effective internal control contemplates a segregation of duties so that no one individual processes a transaction from its inception to its completion. While we recognize that the Company is not large enough to permit an adequate segregation of duties for an effective system of internal accounting control, it is important that you be aware of this condition.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Larry Konja CPA

San Diego, California
January 27, 2010

Konja & Associates
Certified Public Accountants